SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), September 13, 2017

Mr. Carlos Pavez Tolosa

Superintendent

Superintendence of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

The Board of Directors of the Company, in its today’s session, has unanimously decided to approve to carry out the project denominated “Dissolving Pulp” of the Valdivia Mill (the “Project”), which aims to diversify the type of pulp which is produced in the Valdivia Mill of the Company, enabling it to produce (besides paper grade pulp), dissolving pulp. Arauco estimates that the Project will require an approximate investment of US$185 million, amount that the Company will finance with own resources.

The Project will be carried out in the current facilities of the Mill, incorporating certain adjustments and equipment. Among other equipment and adjustments in different areas of the Mill, it is contemplated, for example, the installation of two new additional digesters with the purpose of optimizing the level of the production of dissolving pulp; a new discharging tank (storing process) of pulp; certain modifications in the treatment areas, among others.

Likewise, the Project increases the possibility to inject energy to the Central Interconnected System from the current units of the Mill.

The production of dissolving pulp will allow to diversify the type of product to be offered to the global pulp market. The dissolving pulp may be used in the textile industry, standing out for achieving more pure, soft and brilliant fibers. The dissolving pulp is also used in the industries of food, cellophane and flexible packages, among other diverse industrial uses.

Arauco estimates that this new investment in Chile will have positive effects in the Company’s results, notwithstanding that said effects are not quantifiable at this time.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa No. 64, Santiago

- Chilean Electronic Exchange (Bolsa Electrónica de Chile) Huérfanos 770, 14th Floor, Santiago

- Valparaiso Securities Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Representative of the Bondholders ((Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: September 15, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer